SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2002.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                        Commission file number 001-10351

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PCS U.S. Employees' Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                     Saskatoon, Saskatchewan, Canada S7K 7G3

     PCS U.S.
     Employees' Savings Plan

     Financial Statements as of
     December 31, 2002 and 2001 and for the
     Year Ended December 31, 2002,
     Supplemental Schedule as of December 31, 2002 and
     Independent Auditors' Report

PCS U.S. EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                                2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2002                                              3

   Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--
     Schedule of Assets (Held at End of Year) as of December 31, 2002          8



(All other supplemental schedules are omitted because of the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of the PCS U.S. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees' Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


April 25, 2003

PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


ASSETS                                              2002                2001

PARTICIPANT-DIRECTED INVESTMENTS --
  At fair value (Note 3)                        $166,284,315        $187,129,860

RECEIVABLES:
  Employer contributions                                                  31,247
  Participant contributions                                               49,356
                                                ------------        ------------
NET ASSETS AVAILABLE FOR BENEFITS               $166,284,315        $187,210,463
                                                ============        ============


See notes to financial statements.


PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
---------------------------------------------------------------------------------------------


ADDITIONS:
  Interest and dividends                                                        $  4,914,667
  Employer contributions                                                           4,512,171
  Participant contributions                                                        7,904,791
  Rollover contributions                                                             496,229
                                                                                 ------------
           Total additions                                                        17,827,858
                                                                                 ------------
DEDUCTIONS:
  Net depreciation in fair value of investments (Note 3)                        (22,871,663)
  Benefits paid to participants                                                 (15,951,590)
  Administrative expenses                                                           (23,233)
                                                                                 ------------
           Total deductions                                                     (38,846,486)
                                                                                ------------

TRANSFERS FROM OTHER PLANS (Note 2):
  White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for
    Collective Bargaining Employees                                                  63,817
  PCS Nitrogen 401(k) Savings Plan                                                   28,663

                                                                               ------------
NET DECREASE                                                                    (20,926,148)

NET ASSETS AVAILABLE FOR BENEFITS -- Beginning of year                          187,210,463
                                                                               ------------

NET ASSETS AVAILABLE FOR BENEFITS --End of year                                $166,284,315
                                                                               ============


See notes to financial statements.

PCS U.S. EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

         The following brief description of the PCS U.S. Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General--The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the "Company") covering all employees of the Company, PCS Phosphate Company, Inc., PCS Sales (USA), Inc., certain employees of White Springs Agricultural Chemicals, Inc. and certain employees of PCS Nitrogen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         Contributions--Participants may contribute up to 20 percent of base compensation each year, as defined in the Plan. Effective April 1, 2002, the maximum employee contribution level was increased from 20 percent to 50 percent of base compensation. The Company matches 100 percent of the first five percent of base compensation that participants contribute to the Plan. Contributions are subject to certain limitations as described in the Plan agreement and the Internal Revenue Code of 1986, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

         Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution, and allocations of plan earnings, and is charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting--Participants are immediately vested in their account balances.

         Investments--Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. ("PCS") Common Stock, eleven mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option.

         Loans to Participants--Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at two percentage points above the rate for five-year U.S. Treasury Notes. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through monthly payroll deductions.

         Payments of Benefits--On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; or monthly, quarterly or annual installments over the participant's estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS common stock. Effective April 1, 2002, the Plan was amended to include an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of Potash Corporation of Saskatchewan common stock in the PCS Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation--The accompanying financial statements have been prepared using the accrual basis of accounting.

         Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

         Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. The PCS Common Stock is valued at its quoted market price. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Managed Income Portfolio II, a commingled pool, is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value). Participant loans are valued at the amount disbursed plus earned interest less payments received from participants.

         The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates were 4.64% and 16.24% at December 31, 2002 and 2001, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2002 was 5.05%.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits--Benefit payments to participants are recorded when paid. There were no amounts allocated to accounts of participants who have elected to withdraw from the plan but had not yet been paid at December 31, 2002 and 2001.

         Administrative Expenses--Certain of the Plan's administrative expenses are paid by the Plan and charged to participants' accounts. Other administrative expenses are paid by the Company and are not recorded in these financial statements.

         Plan Transfers--During 2002, certain participants in the White Springs Agricultural Chemicals, Inc. Savings and Investment Plan for Collective Bargaining Employees and PCS Nitrogen 401(k) Savings Plan became participants in the Plan. Account balances of the affected participants were transferred from the White Springs Plan and the PCS Nitrogen Plan to the Plan.

3.    INVESTMENTS

         The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are marked with an asterisk:

                                                                   2002                2001

Fixed Income and Bond Funds:
  Fidelity Managed Income Portfolio II                         $63,989,006 *       $66,550,374 *
  Fidelity Retirement Money Market Portfolio                     6,708,160           5,827,952
  Fidelity Institutional Short-Intermediate Government Fund      6,718,784           4,822,891
  Fidelity U.S. Government Reserves Fund                                 7
Equity Funds:
  Fidelity Puritan Fund                                         10,600,623 *        11,747,172 *
  Fidelity Magellan Fund                                        16,448,744 *        21,514,705 *
  Fidelity Growth and Income Portfolio                          25,102,127 *        31,550,743 *
  Fidelity Overseas Fund                                         2,756,976           3,313,415
  Fidelity Aggressive Growth Fund                                9,864,562 *        15,889,021 *
  Fidelity Mid-Cap Stock Fund                                    1,048,144             680,391
  Fidelity Small Cap Stock Fund                                  1,831,058             687,694
  Fidelity Spartan US Equity Index Fund                          9,127,110 *        11,963,358 *

PCS Stock Fund                                                   7,251,291           7,430,527
Participant Loans                                                4,837,723           5,151,617
                                                              ------------        ------------
Total                                                         $166,284,315        $187,129,860
                                                              ============        ============


         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Potash Corporation of Saskatchewan Common Stock                   $  311,147
Fidelity Puritan Fund                                             (1,255,268)
Fidelity Magellan Fund                                            (5,276,157)
Fidelity Growth and Income Portfolio                              (6,091,677)
Fidelity Overseas Fund                                              (681,108)
Fidelity Aggressive Growth Fund                                   (6,559,227)
Fidelity Mid-Cap Stock Fund                                         (292,934)
Fidelity Small Cap Stock Fund                                       (410,497)
Fidelity Spartan US Equity Index Fund                             (2,829,931)
Fidelity Institutional Short-Intermediate Government Fund            213,989
                                                                ------------

Net depreciation                                                $(22,871,663)
                                                                ============

4.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the returns of each fund.

         At December 31, 2002 and 2001, the Plan held 114,031.932 shares and 121,057.782 shares, respectively, of common stock of Potash Corporation of Saskatchewan, the parent company of the Plan sponsor, with a cost basis of $8,303,689 and $8,865,587, respectively. During the year ended December 31, 2002, the Plan recorded dividend income of $118,609.

5.       PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would remain 100 percent vested in their accounts.

6.       FEDERAL INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter, dated November 13, 2001 that the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

                                                                                                               SCHEDULE H - LINE 4i

PCS U.S. EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------

                                                           Description of Investment, Including Maturity
                                                           Date, Rate of Interest, Collateral, Par, or
Identity of Issue, Borrower, Lessor, or Similar Party      Maturity Value                                          Current Value
--------------------------------------------------------   ----------------------------------------------------    ----------------

SHARES OF REGISTERED INVESTMENT COMPANIES:
*  Fidelity Management Trust Company                       Puritan Fund                                                $10,600,623
*  Fidelity Management Trust Company                       Magellan Fund                                                16,448,744
*  Fidelity Management Trust Company                       Growth and Income Portfolio                                  25,102,127
*  Fidelity Management Trust Company                       Overseas Fund                                                 2,756,976
*  Fidelity Management Trust Company                       Aggressive Growth Fund                                        9,864,562
*  Fidelity Management Trust Company                       Retirement Money Market Portfolio                             6,708,160
*  Fidelity Management Trust Company                       Mid-Cap Stock Fund                                            1,048,144
*  Fidelity Management Trust Company                       Small Cap Stock Fund                                          1,831,058
*  Fidelity Management Trust Company                       Spartan US Equity Index Fund                                  9,127,110
*  Fidelity Management Trust Company                       Institutional Short-Intermediate Government Fund              6,718,784
*  Fidelity Management Trust Company                       U.S. Government Reserves Fund                                         7

COMMINGLED POOL:
*  Fidelity Management Trust Company                       Managed Income Portfolio II                                  63,989,006

* POTASH CORPORATION OF SASKATCHEWAN                       PCS, Inc. common stock                                        7,251,291

* PARTICIPANT LOANS                                        Due 2003 through 2022; interest rates ranging from
                                                           4.75% to 8.50%                                                4,837,723
                                                                                                                   ----------------

TOTAL ASSETS HELD FOR INVESTMENT                                                                                      $166,284,315
                                                                                                                   ================

* Permitted party-in-interest.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        PCS U.S. Employees Savings Plan
                                  ---------------------------------------------
                                                 (Name of plan)

Date:  June 20, 2003                        /s/ Barbara Jane Irwin
      --------------------------  ---------------------------------------------
                                               Barbara Jane Irwin
                                     Senior Vice President, Administration
                                         PCS Administration (USA), Inc.
                                             as Plan Administrator

                                  EXHIBIT INDEX


Exhibit Number              Description of Exhibit
------------------------    ----------------------------------------------------

23.1                        Consent of Deloitte & Touche, L.L.P.

99.1 Form of Certification Required Under Section 906 of the Sarbanes-Oxley Act of 2002